EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended June 30,		Six Months Ended June 30,
	2018	2017	2018	2017

Profit of consolidated companies	$76	$115	$171	$232

Add:
Provision for income taxes	24	49	53	99

Profit before income taxes	$100	$164	$224	$331

Fixed charges:
Interest expense	$190	$168	$364	$330
Rentals at computed interest*	1	2	2	3

Total fixed charges	$191	$170	$366	$333

Profit before income taxes plus fixed charges	$291	$334	$590	$664

Ratio of profit before income taxes plus fixed charges to fixed charges	1.52	1.96	1.61	1.99

*Those portions of rent expense that are representative of interest cost.